UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2005

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:	Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.
#107 - 930 West 1st Street
North Vancouver, B.C.
V7P3N4
Telephone: (604) 904-4600

Item 2:	Date of Material Change

March 10, 2005

Item 3:	Press Release

A press release was issued on March 10, 2005 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. announced today it has entered into an agreement to purchase all of the issued and outstanding shares of Mapcon Mapping Consultants
Inc. of Salt Lake City, Utah. Mapcon is a land mapping Company in the U.S.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated March 10, 2005

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta)
and Section 75(3) of the Securities Act (Ontario)

Not Applicable

2

Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. John A. Jacobson
Chief Executive Officer
107 - 930 West 1st Street
North Vancouver, B.C.
V7P3N4
Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED this 10th day of March 2005

“John A. Jacobson”

(Signature)

John A. Jacobson

(Name)

Chief Executive Officer

(Position)

North Vancouver, B.C.

(Place of Declaration)

3

Press Release
Offshore System International Ltd.
TSX:OSI | OTCBB:OFSYF

For Immediate Release

Schedule “A”

Offshore Systems International to purchase Mapcon Mapping Consultants

Vancouver, Canada, March 10, 2005 – Offshore Systems International Ltd. (TSX: OSI/ OTCBB: OFSYF) announced today it has entered into an agreement to purchase all of the issued and outstanding shares of Mapcon Mapping Consultants Inc. of Salt Lake City, Utah. Mapcon is a land mapping company with a solid position in the U.S. geomatics (digital map and electronic chart data production) market.

Under the terms of the agreement, OSI will purchase all of the shares of Mapcon from its shareholders for cash of US$950,000 and the issuance of US$50,000 in common shares of OSI at market price. The purchase is subject to a number of conditions, including the execution of a definitive agreement. The transaction is expected to close within thirty days. The issuance of the shares by OSI to the Mapcon shareholders is subject to acceptance by the TSX.

“This is a strategic opportunity to enhance and grow our position in the fast-growing U.S. market,” said John Jacobson, OSI president and CEO. “It represents a significant step forward for our Company.”

Based on industry data and market studies, OSI estimates the North American mapping market (both land and marine) is approximately US$500 million annually. Mapcon will be well situated to grow market share, as Utah currently ranks third highest for population growth rate in the United States. Population growth, with its attendant infrastructure needs, is a key driver of geomatics demand, including for precision land-based mapping products and services.

“Mapcon represents an excellent strategic fit with OSI’s Geomatics business unit,” said Jacobson. “Combined, we offer close to 200 years of technical and management experience, a substantial customer base, an extensive product and service offering, and a track record of positive revenues and profitability.” The two entities also already have a well established business relationship, having successfully partnered on several previous projects.

“It’s important to OSI’s future growth to obtain a foothold in the U.S.,” said Jacobson. “With the purchase of Mapcon Mapping, I am very pleased to be accelerating our Company’s strategic expansion.”

Offshore System International Ltd.
107-930 West 1st Street
NOrth Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release
Offshore System International Ltd.
TSX:OSI | OTCBB:OFSYF

For Immediate Release

The Company’s Geomatics business unit represented approximately 22 per cent of OSI’s revenue in fiscal 2004. Customers include the US Coast Guard, National Oceanic and Atmospheric Administration, city/county/state governments, and engineering companies.

OSI and the North American Mapping Market:

The US$500 million annual North American geomatics market is being driven by new technologies and growing demand for up-to-date precision mapping products and services for civilian applications. OSI has 20 years of experience in producing precise and standardized marine chart data products and has expanded its capability to include digital land map data production services. The Company has built a sales and marketing team to pursue both prime and subcontracting roles in geomatics work with city, county and other government agencies, military departments, agriculture and forestry industries, pipelines and utilities. OSI Geomatics products and services include: field surveying, aerial photography, photo scanning, aerial triangulation, data capture, orthophoto production, map finishing, digitizing, process/coding, quality control, GIS applications, project management and consulting.

About Offshore Systems International Ltd.:

Offshore Systems International Ltd. (OSI) is a pioneer in geospatial intelligence and a world-leading fleet supplier of electronic chart systems and software for navigation and situational awareness. The Company is fleet supplier to six NATO navies and their close allies, and its ECPINS® (Electronic Chart Precise Integrated Navigation System) product line is installed or under contract for installation on more than 340 major warships worldwide.

OSI is pursuing high-growth opportunities in national defence and homeland security with its Common Operational Picture (COP) product line in response to emerging requirements for geospatial intelligence capabilities in command and control applications. Estimates based on independent market research indicate US$400 million is spent each year for high-performance geographic displays within the global command and control market. The Company also anticipates expanding opportunities for its navigation systems in warships, submarines, new ship-building programs, specialty craft and non-combatant vessels.

The Company’s core competency is electronic geography and the production, management and display of many forms of geographic data. The Company provides display systems and data for several defence, government and commercial customers, and conducts its operations through three business units: OSI Navigation Systems (moving map display systems and software), OSI

Offshore System International Ltd.
107-930 West 1st Street
NOrth Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

Press Release
Offshore System International Ltd.
TSX:OSI | OTCBB:OFSYF

For Immediate Release

Applications (situational awareness products and services for command and control systems) and OSI Geomatics (digital map and electronic chart data production services: land and marine). OSI’s common shares are listed for trading on the Toronto Stock Exchange (TSX: OSI) and the OTC Bulletin Board (OTCBB: OFSYF).

Please visit OSI’s website at www.osil.com for more information and the latest Company updates.

Forward-Looking Statements:

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, OSI’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Although Offshore Systems International believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved. Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, and industry supply.

For more information, please contact:

Offshore Systems International Ltd.
Deborah Somerville
Director, Corporate Communications
Phone: (604) 904-4627 or 1-888-880-9797
E-mail: ir@osl.com
www.osil.com

Offshore Systems International Ltd.
107 - 930 West 1st Street
North Vancouver, BC Canada V7P 3N4

TEL 604 904 4600 | FAX 604 987 2555
www.osil.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“ John A. Jacobson”

	Title:	President & CEO

Date: March 10, 2005